SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31603; 812-14370]

BMO Funds, Inc. and BMO Asset Management Corp.; Notice of Application

May 15, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend sub-advisory agreements with Wholly-Owned Sub-Advisers (as defined

below) and non-affiliated sub-advisers without shareholder approval and would grant relief from

certain disclosure requirements.

Applicants: BMO Funds, Inc. (the "Company") and BMO Asset Management Corp. (the

"Adviser").

Filing Dates: The application was filed October 10, 2014, and amended on January 30, 2015,

and May 8, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 9, 2015 and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 of the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 111 East Kilbourn Avenue, Suite 200, Milwaukee, WI 53202.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Danielle Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is organized as a Wisconsin corporation and is registered under the Act as an open-end management investment company. The Company currently has, or intends to introduce, at least one series of shares (each, a "Series"), with its own distinct investment objective, policies and restrictions, that would operate under a multi-manager structure. The Adviser is a Delaware corporation and is registered as an investment adviser under the

Investment Advisers Act of 1940 ("Advisers Act").[1] The Adviser is an indirect wholly-owned

subsidiary of the Bank of Montreal, a Canadian bank holding company.

2.   Each Series has, or will have, as its investment adviser, the Adviser, or an entity

controlling, controlled by or under common control with the Adviser or its successors (included

in the term, the "Adviser").[2] An Adviser serves, or will serve, as the investment adviser to each

Series pursuant to an investment advisory agreement with the Company (the "Investment

Management Agreement"). Each Investment Management Agreement has been or will be

approved by the board of directors (the "Board"),[3] including a majority of the members of the

Board who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Series,

or the Adviser ("Independent Board Members"), and by the shareholders of the relevant Series as

required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of these

Investment Management Agreements comply or will comply with section 15(a) of the Act.

3.   Under the terms of each Investment Management Agreement, the Adviser, subject

to the supervision of the Board, will provide continuous investment management of the assets of

each Series. The Adviser will periodically review a Series' investment policies and strategies,

and based on the need of a particular Series may recommend changes to the investment policies

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[1] Applicants request that the relief apply to applicants, as well as to any future Series and any other existing or future registered open-end investment management company or series thereof that: (a) is advised by the Adviser; (b) uses the multi-manager structure described in the application ("Multi-Manager Structure"); and (c) complies with the terms and conditions of the application ("Sub-Advised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Sub-Advised Series contains the name of a sub-adviser (as defined below), the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.

[2] Each Adviser is, or will be, registered with the Commission as an investment adviser under the Advisers Act. For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The term "Board" also includes the board of trustees or directors of a future Sub-Advised Series.

and strategies of the Series for consideration by the Board. For its services to each Series under

the applicable Investment Management Agreement, the Adviser will receive an investment

management fee from that Series. Each Investment Management Agreement provides that the

Adviser may, subject to the approval of the Board, including a majority of the Independent

Board Members, and the shareholders of the applicable Sub-Advised Series (if required),

delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised

Series to one or more Sub-Advisers.[4]

4.   Applicants request an order to permit the Adviser, subject to the approval of the

Board, including a majority of the Independent Board Members, to, without obtaining

shareholder approval: (i) select Sub-Advisers to manage all or a portion of the assets of a Series

and enter into Sub-Advisory Agreements (as defined below) with the Sub-Advisers, and (ii)

materially amend Sub-Advisory Agreements with the Sub-Advisers.[5] The requested relief will

not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, that is an affiliated

person, as defined in section 2(a)(3) of the Act, of the Sub-Advised Series, or the Adviser, other

than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series ("Affiliated

Sub-Adviser").

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[4] A "Sub-Adviser" is (a) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series; (b) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (a) and (b), a "Wholly-Owned Sub-Adviser" and collectively, the Wholly-Owned Sub-Advisers"), or (c) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series, or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each, a "Non-Affiliated Sub-Adviser").

[5] Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by application, law or rule) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes and amendments referred to as "Ineligible Sub-Adviser Changes").

5. Pursuant to each Investment Management Agreement, the Adviser has overall responsibility for the management and investment of the assets of each Sub-Advised Series. These responsibilities include recommending the removal or replacement of Sub-Advisers, determining the portion of that Sub-Advised Series' assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.

6. The Adviser may enter into sub-advisory agreements with various Sub-Advisers ("Sub-Advisory Agreements") to provide investment management services to the Sub-Advised Series. The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of section 15(a) of the Act and have been or will be approved by the Board, including a majority of the Independent Board Members and the initial shareholder of the applicable Sub-Advised Series, in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased or sold by a Sub-Advised Series and place orders with brokers or dealers that they select. The Adviser will compensate the Sub-Advisers out of the fee paid to the Adviser under the Investment Management Agreement.[6]

7. Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-

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[6] A Sub-Advised Series also may pay advisory fees directly to a Sub-Adviser.

manager Information Statement;[7] and (b) the Sub-Advised Series will make the Multi-manager

Information Statement available on the website identified in the Multi-manager Notice no later

than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

In the circumstances described in the application, a proxy solicitation to approve the appointment

of new Sub-Advisers provides no more meaningful information to shareholders than the

proposed Multi-manager Information Statement. Applicants state that the Board would comply

with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending

Sub-Advisory Agreements.

8.   Applicants also request an order exempting the Sub-Advised Series from certain

disclosure obligations that may require each Sub-Advised Series to disclose fees paid by the

Adviser to each Sub-Adviser. Applicants seek relief to permit each Sub-Advised Series to disclose

(as a dollar amount and a percentage of the Sub-Advised Series' net assets): (a) the aggregate fees

paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-

Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the

"Aggregate Fee Disclosure").

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[7] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("1934 Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure (as defined below)); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X under the Securities Act of 1933 sets forth the requirements for

financial statements required to be included as part of a registered investment company's

registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b),

and (c) of Regulation S-X require a registered investment company to include in its financial

statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application

may conditionally or unconditionally exempt any person, security, or transaction or any class or

classes of persons, securities, or transactions from any provisions of the Act, or from any rule

thereunder, if such exemption is necessary or appropriate in the public interest and consistent

with the protection of investors and the purposes fairly intended by the policy and provisions of

the Act. Applicants state that their requested relief meets this standard for the reasons discussed

below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review

and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the

Sub-Advised Series' investment objectives. Applicants assert that, from the perspective of the

shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual

portfolio managers employed by an investment adviser to a traditional investment company.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders

of the Sub-Advised Series are paying the Adviser the selection, supervision and evaluation of the

Sub-Advisers without incurring unnecessary delays or expenses is appropriate in the interests of

the Sub-Advised Series' shareholders and will allow such Sub-Advised Series to operate more

efficiently. Applicants state that each Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act, and approved by the Board, including a majority of the Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreements.

7. Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers of Sub-Advised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series' fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

8.   For the reasons discussed above, applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Sub-Advised Series in the manner described in the application must be approved by shareholders of a Sub-Advised Series before that Sub-Advised Series may rely on the requested relief. In addition, applicants state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest, including any posed by the use of Wholly-Owned Sub-Advisers, and provide that shareholders are informed when new Sub-Advisers are hired. Applicants assert that conditions 6, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with affiliated persons of the Adviser, including Wholly-Owned Sub-Advisers. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[8]

1.   Before a Sub-Advised Series may rely on the order requested in the application, the operation of the Sub-Advised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Series' outstanding voting securities, as defined in the Act, or, in the case of a new Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus

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[8] Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series' shares to the public.

2.   The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Sub-Advised Series will hold itself out to the public as employing the multi-manager structure described in the application. Each prospectus will prominently disclose that the Adviser has ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   The Adviser will provide general management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series' assets. Subject to review and approval of the Board, the Adviser will: (i) set the Sub-Advised Series' overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Sub-Advised Series' assets; and (iii) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Series' investment objectives, policies and restrictions. Subject to review by the Board, the Adviser will (i) when appropriate, allocate and reallocate the Sub-Advised Series' assets among multiple Sub-Advisers; and (ii) monitor and evaluate the performance of Sub-Advisers.

4.   A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5.   A Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6. At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7. Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then existing Independent Board Members.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9. Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11. No director or officer of a Sub-Advised Series, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser that controls, is controlled

by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12. Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

14. Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Series' existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Series will be submitted to the Sub-Advised Series' shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary